						Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Sep

	2006	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest	$51,216	$47,020	$46,888	$51,282	$55,774	$51,903
Interest applicable to rentals	1,427	1,577	1,638	1,959	1,921	1,867

Total fixed charges, as defined	$52,643	$48,597	$48,526	$53,241	57,695	53,770

Preferred dividends, as defined (a)	4,373	4,144	4,402	4,370	4,583	4,865

Combined fixed charges and preferred dividends, as defined	$57,016	$52,741	$52,928	$57,611	$62,278	$58,635

Earnings as defined:

Net Income	$52,285	$72,106	$59,710	$77,636	$83,687	$78,422
Add:
Provision for income taxes:
Total income taxes	28,567	35,850	33,240	42,323	49,064	53,247
Fixed charges as above	52,643	48,597	48,526	53,241	57,695	53,770

Total earnings, as defined	$133,495	$156,553	$141,476	$173,200	$190,446	$185,439

Ratio of earnings to fixed charges, as defined	2.54	3.22	2.92	3.25	3.30	3.45

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.34	2.97	2.67	3.01	3.06	3.16

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.